EXHIBIT 99.1

Brookfield Asset Management Completes Annual Filings

BROOKFIELD, NEWS, April 02, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (Euronext:BAMA) announced today that it has filed its 2017 annual materials on Form 40‑F, including its audited financial statements and management’s discussion and analysis for the year ended December 31, 2017, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfield.com and a hard copy will be provided to shareholders free of charge upon request.

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $285 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com